INCOME OPPORTUNITIES FUND 2006, INC.



                                                       February 18, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


         Re:  Income Opportunities Fund 2006, Inc.
              CIK No. 0001096227
              Request for Withdrawal of Registration
              Statement on Form N-8F
              (File Nos. 333-88821, 811-89621)
              --------------------------------------

Ladies and Gentlemen:

     We hereby request that the Registration Statement Form N-2 of Income Opportunities Fund 2006, Inc. (the "Fund") as filed with the Securities and Exchange Commission (the "Commission") on October 12, 1999, and as amended on November 18, 1999, together with the exhibits attached thereto, be withdrawn. The Board of Directors of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund.

     The Fund also requests withdrawal of the aforementioned Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.



                                                     Sincerely,

                                                     /s/ Terry K. Glenn
                                                     ---------------------
                                                     Terry K. Glenn
                                                     President